Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Appointment of Senior Blockchain Expert, Mr. Jinghai Jiang, as Chief Operating Officer

CHONGQING, China, Dec. 14, 2021 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced the appointment of Mr. Jinghai Jiang as Chief Operating Officer.

Mr. Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000. Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community "Big Cabbage Blockchain" and has published multiple white papers to teach blockchain technology and the cryptocurrency business. As a result of his efforts, Mr. Jiang has become a global leader in the cryptocurrency industry.

Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. In addition, he owns over ten thousand miners and hosts another one hundred thousand miners equipped with cutting-edge operating systems. In 2020, Mr. Jiang invested in IPFS and achieved a hash rate of over 166P.

Ms. Zeshu Dai, Chairwoman and Chief Executive Officer of the Company, commenting on the appointment, states, "I'm thrilled to have Mr. Jiang joining the Company. His extensive experience in blockchain and crypto mining will substantially enhance the Company's operational efficiency and competitiveness in the growing cryptocurrency space. On behalf of the entire team, we officially welcome Mr. Jiang on board."

Mr. Jiang gave the following comment on his appointment, "Given China Xiangtai's status as an ambitious, fast-growing company, it is incredibly exciting to be joining the team. I look forward to working alongside management to help the Company get to the next level."

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd., through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, engages in agricultural business with a diversified expansion strategy. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Contact: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao , President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com